UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Lucid, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54948Q 104

(CUSIP Number)

Jay M. Eastman

70 Van Voorhis Rd.

Pittsford, New York 14534

(585) 239-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54948Q 104		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jay M. Eastman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 936,325

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 936,325

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,325

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54948Q 104	13D

Item 1.	Security and Issuer.

This Schedule relates to shares of common stock, par value $.01 per share of Lucid, Inc., a New York corporation (the “Company”). The Company’s principal executive offices are located at 2320 Brighton Henrietta Town Line Road, Rochester, New York 14623.

Item 2.	Identity and Background.

(a) The name of the person filing this Schedule is Jay M. Eastman;

(b) The residence address of the filer is 70 Van Voorhis Road, Pittsford, New York 14534.

(c)  The person filing this Schedule is employed as the Chief Science Officer of the Company.

(d)  During the last five years, the person filing this schedule has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the person filing this schedule has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as  a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The person filing this Schedule is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.
The securities covered by this report were acquired from the personal funds of the person filing this schedule.

Item 4.	Purpose of Transaction.

The securities were acquired for investment purposes.

Except for transactions in his capacity as an officer and director of the Company, Mr. Eastman has no other present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer (although Mr. Eastman may continue to receive shares of common stock or options as part of his compensation);

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be quoted on NASDAQ;

(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) any action similar to any of those enumerated above.

CUSIP No. 54948Q 104	13D

Notwithstanding the foregoing, Mr. Eastman will continue to review his investment in the Company and reserves the right to change his inentions with respect to any or all such matters.

Item 5.	Interest in Securities of the Issuer.

(a) The filing person is the owner of 936,325 shares of common stock of the Company, representing 11.1 % of the issued and outstanding shares of the issuer (based upon 7,840,477 shares outstanding as of December 31, 2011). Included in that number of shares is a total of 550,000  shares of common stock issuable upon exercise of employee stock options, of which options related to 350,000 shares are vested and currently exercisable. As to the remaining 200,000 shares issuable upon exercise of outstanding options, those options vest and become exercisable as follows: 66,667 shares on May 27, 2012; 66,666 shares on May 27, 2012; 33,333 shares on December 30, 2012; 33,334 shares on December 30, 2013. Also included in the total number of shares are 16,667 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock.

(b) The filing person has sole power to vote and sole power to dispose or to direct the disposition of all of the shares of common stock covered by this Schedule.

(c)  On December 30, 2011, the Company completed a public offering of units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock. Upon the closing of that transaction: (i) an aggregate of 312,354 shares of common stock were issued to the filing person in connection with the automatic conversion of shares of preferred stock owned by the filing person; and (ii) an aggregate of 36,054 shares of common stock were issued to the filing person in connection with the automatic conversion of notes convertible into shares of common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except with respect to a lock-up agreement, whereby the filing person has agreed not to sell any securities of the Company for a period of 180 days from the closing of the offering described in Item 5(c) above, the filing person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 54948Q 104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jay M. Eastman
Jay M. Eastman

Chief Science Officer

January 9, 2012